UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from _____________ to _____________


                         Commission file number 1-13058

                   MARKEL CORPORATION RETIREMENT SAVINGS PLAN



                               MARKEL CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 54-0292420
                                  4551 Cox Road
                           Glen Allen, Virginia 23060
                            Telephone (804) 747-0136

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and
Supplemental Schedules

December 31, 1997 and 1996

(With Independent Auditors' Report Thereon)


                                                                    (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Table of Contents

December 31, 1997 and 1996

--------------------------------------------------------------------------------

                                                                          Page


Independent Auditors' Report.................................................1

Financial Statements:

         Statements of Assets Available for Benefits
               (with fund information) - December 31, 1997 and 1996........2-3

         Statements of Changes in Assets Available for Benefits
               (with fund information) -Years ended
               December 31, 1997 and 1996..................................4-5

Notes to Financial Statements - December 31, 1997 and 1996................6-12


Schedule

      1        Item  27a -  Schedule  of  Assets  Held  for  Investment
                  Purposes  -  December 31, 1997............................13

      2        Item 27d - Schedule of Reportable Transactions -
                  Year ended December 31, 1997...........................14-15


-------------------------------------------------------------------------------
                                                                     (Continued)

Independent Auditors' Report


The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:


We have audited the accompanying statements of assets available for benefits (with fund information) of the Markel Corporation Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits (with fund information) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 1997 and 1996 and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes (Schedule 1) and reportable transactions (Schedule 2) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits (with fund information) and the statements of changes in assets available for benefits (with fund information) is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG PEAT MARWICK LLP



May 29, 1998

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Assets Available for Benefits (with fund information)

December 31, 1997



-----------------------------------------------------------------------------------------------------------------------------

                                                                                                    Fidelity
                                                                          Fidelity                   Retirement   Fidelity
                                  Company      Fidelity     Fidelity        Equity     Fidelity        Money         Stock
                                    Stock      Magellan   Intermediate      Income      Puritan       Market      Selector
                                     Fund          Fund      Bond Fund        Fund         Fund         Fund          Fund
-----------------------------------------------------------------------------------------------------------------------------

Investments, at fair value
    (note 3):
      Mutual funds             $           -     9,332,899    2,508,910     6,920,401    6,454,488    4,849,491     4,591,926
      Markel Corporation
        common stock              19,948,333             -            -             -            -            -             -
      Loans receivable                     -             -            -             -            -            -             -
-----------------------------------------------------------------------------------------------------------------------------

Total investments                 19,948,333     9,332,899    2,508,910     6,920,401    6,454,488    4,849,491     4,591,926
-----------------------------------------------------------------------------------------------------------------------------

Receivables:
   Employer's contribution           100,810        23,932        6,511        17,212       11,651       20,745        10,925
   Employees' contributions           21,023        32,097        9,797        26,182       17,856       18,881        16,817
-----------------------------------------------------------------------------------------------------------------------------

Total receivables                    121,833        56,029       16,308        43,394       29,507       39,626        27,742
-----------------------------------------------------------------------------------------------------------------------------

Assets available for benefits  $  20,070,166     9,388,928    2,525,218     6,963,795    6,483,995    4,889,117     4,619,668
-----------------------------------------------------------------------------------------------------------------------------







--------------------------------------------------------------------------------



                                           Fidelity
                                Fidelity   Overseas        Loan
                              Contrafund       Fund        Fund         Total
--------------------------------------------------------------------------------

Investments, at fair value
   (note 3):
      Mutual funds             1,881,550    285,777             -    36,825,442
      Markel Corporation
        common stock                   -          -             -    19,948,333
      Loans receivable                 -          -     1,380,580     1,380,580
--------------------------------------------------------------------------------

Total investments              1,881,550    285,777     1,380,580    58,154,355
--------------------------------------------------------------------------------

Receivables:
   Employer's contribution         6,903      2,226             -       200,915
   Employees' contributions       11,772      4,202             -       158,627
--------------------------------------------------------------------------------

Total receivables                 18,675      6,428             -       359,542
--------------------------------------------------------------------------------

Assets available for benefits  1,900,225    292,205     1,380,580    58,513,897
--------------------------------------------------------------------------------



See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Assets Available for Benefits (with fund information)

December 31, 1996



-----------------------------------------------------------------------------------------------------------------------------

                                                                                                    Fidelity
                                                                          Fidelity                Retirement      Fidelity
                                  Company      Fidelity     Fidelity        Equity     Fidelity        Money         Stock
                                    Stock      Magellan   Intermediate      Income      Puritan       Market      Selector
                                     Fund          Fund      Bond Fund        Fund         Fund        Fund           Fund
-----------------------------------------------------------------------------------------------------------------------------

Investments, at fair value
   (note 3):
      Mutual funds            $           -     7,509,746    2,417,729     4,992,963    5,150,510    4,713,227     3,051,650
      Markel Corporation
        common stock             11,270,370             -            -             -            -            -             -
      Loans receivable                    -             -            -             -            -            -             -
-----------------------------------------------------------------------------------------------------------------------------

Total investments                11,270,370     7,509,746    2,417,729     4,992,963    5,150,510    4,713,227     3,051,650
-----------------------------------------------------------------------------------------------------------------------------

Assets available for benefits $  11,270,370     7,509,746    2,417,729     4,992,963    5,150,510    4,713,227     3,051,650
-----------------------------------------------------------------------------------------------------------------------------








--------------------------------------------------------------------------------



                                            Fidelity
                              Fidelity      Overseas       Loan
                              Contrafund        Fund       Fund         Total
--------------------------------------------------------------------------------

Investments, at fair value
    (note 3):
      Mutual funds             1,114,710    151,547             -    29,102,082
      Markel Corporation
        common stock                   -          -             -    11,270,370
      Loans receivable                 -          -     1,366,025     1,366,025
--------------------------------------------------------------------------------

Total investments              1,114,710    151,547     1,366,025    41,738,477
--------------------------------------------------------------------------------

Assets available for benefits  1,114,710    151,547     1,366,025    41,738,477
--------------------------------------------------------------------------------




See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Assets Available for Benefits (with fund information)

Year ended December 31, 1997



-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                           Fidelity
                                                                                Fidelity                 Retirement      Fidelity
                                         Company      Fidelity       Fidelity     Equity     Fidelity         Money         Stock
                                           Stock      Magellan   Intermediate     Income      Puritan        Market      Selector
                                            Fund          Fund      Bond Fund       Fund         Fund          Fund          Fund

-----------------------------------------------------------------------------------------------------------------------------------

Additions to assets attributed to:
   Investment income:
      Net appreciation in fair
        value of investments (note 3) $   8,466,750     1,393,982       23,598    1,184,314      661,272             -      437,832
      Loan repayments-interest, net               -             -            -            -            -             -            -
      Dividends/interest                          -       604,986      160,662      371,740      513,456       260,983      543,128
-----------------------------------------------------------------------------------------------------------------------------------

Subtotal                                  8,466,750     1,998,968      184,260    1,556,054    1,174,728       260,983      980,960
-----------------------------------------------------------------------------------------------------------------------------------
   Contributions (note 2):
      Employee                            1,279,995       302,725       90,574      217,209      167,978       325,245      130,944
      Employer                              386,886       545,402      174,357      510,832      376,148       355,925      340,814
-----------------------------------------------------------------------------------------------------------------------------------

                                          1,666,881       848,127      264,931      728,041      544,126       681,170      471,758
-----------------------------------------------------------------------------------------------------------------------------------

Total additions                          10,133,631     2,847,095      449,191    2,284,095    1,718,854       942,153    1,452,718
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets
   attributed to participant distri-
   butions and withdrawals                1,233,807       547,555      284,235      526,468      232,422       617,680      172,606
-----------------------------------------------------------------------------------------------------------------------------------

Transfers between funds                     (71,687)     (447,917)     (77,652)     230,808     (179,459)     (123,104)     291,458
Transfers to/from loan account -
   net of repayments                        (28,341)       27,559       20,185      (17,603)      26,512       (25,479)      (3,552)
-----------------------------------------------------------------------------------------------------------------------------------

Net increase                              8,799,796     1,879,182      107,489    1,970,832    1,333,485       175,890    1,568,018

Assets available for benefits:
      Beginning of year                  11,270,370     7,509,746    2,417,729    4,992,963    5,150,510     4,713,227    3,051,650
-----------------------------------------------------------------------------------------------------------------------------------

      End of year                     $  20,070,166     9,388,928    2,525,218    6,963,795    6,483,995     4,889,117    4,619,668
-----------------------------------------------------------------------------------------------------------------------------------





---------------------------------------------------------------------------------------------



                                                      Fidelity
                                            Fidelity  Overseas          Loan
                                          Contrafund      Fund          Fund         Total

--------------------------------------------------------------------------------------------

Additions to assets attributed to:
   Investment income:
      Net appreciation in fair
        value of investments (note 3)         99,530       3,987             -    12,271,265
      Loan repayments-interest, net                -           -       120,474       120,474
      Dividends/interest                     176,366      14,073             -     2,645,394
--------------------------------------------------------------------------------------------

Subtotal                                     275,896      18,060       120,474    15,037,133
--------------------------------------------------------------------------------------------
   Contributions (note 2):
      Employee                                79,398      29,619             -     2,623,687
      Employer                               168,380      82,779             -     2,941,523
--------------------------------------------------------------------------------------------

                                             247,778     112,398             -     5,565,210
--------------------------------------------------------------------------------------------

Total additions                              523,674     130,458       120,474    20,602,343
--------------------------------------------------------------------------------------------

Deductions from assets
   attributed to participant distri-
   butions and withdrawals                    59,983      35,630       116,537     3,826,923
--------------------------------------------------------------------------------------------

Transfers between funds                      331,384      46,169             -             -
Transfers to/from loan account -
   net of repayments                          (9,560)       (339)       10,618             -
--------------------------------------------------------------------------------------------

Net increase                                 785,515     140,658        14,555    16,775,420

Assets available for benefits:
      Beginning of year                    1,114,710     151,547     1,366,025    41,738,477
--------------------------------------------------------------------------------------------

      End of year                          1,900,225     292,205     1,380,580    58,513,897
--------------------------------------------------------------------------------------------


See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statement of Changes in Assets Available for Benefits (with fund information)

Year ended December 31, 1996



------------------------------------------------------------------------------------------------------------------------------------

                                                                                                            Fidelity
                                                                                 Fidelity                 Retirement     Fidelity
                                        Company      Fidelity       Fidelity       Equity     Fidelity         Money        Stock
                                          Stock      Magellan   Intermediate       Income      Puritan        Market     Selector
                                           Fund          Fund      Bond Fund         Fund         Fund          Fund         Fund
------------------------------------------------------------------------------------------------------------------------------------
Additions to assets attributed to:
   Investment income:
   Net appreciation (depreciation)
      in fair value of investments
      (note 3)                       $   1,679,864      (321,105)     (67,923)     584,916       99,441             -      219,615
   Interest on loans receivable                  -             -            -            -            -             -            -
   Interest and dividend income                  -     1,127,061      154,670      325,995      594,111       234,605      251,610
------------------------------------------------------------------------------------------------------------------------------------

                                         1,679,864       805,956       86,747      910,911      693,552       234,605      471,225
------------------------------------------------------------------------------------------------------------------------------------
   Contributions (note 2):
      Employee (cash)                      261,453       565,544      199,834      288,542      348,884       280,939      248,560
      Employer (cash)                    1,151,687       297,177       96,913      161,601      156,393       292,646      116,271
------------------------------------------------------------------------------------------------------------------------------------

                                         1,413,140       862,721      296,747      450,143      505,277       573,585      364,831
------------------------------------------------------------------------------------------------------------------------------------

Total additions                          3,093,004     1,668,677      383,494    1,361,054    1,198,829       808,190      836,056
------------------------------------------------------------------------------------------------------------------------------------

Deductions from assets
    attributed to participant distri-
    butions and withdrawals                459,670       233,593       32,945      753,176      476,148       660,494       52,407
------------------------------------------------------------------------------------------------------------------------------------

Transfers between funds                    153,636      (565,428)     (57,959)      85,260     (134,471)     (300,034)    (299,542)
Transfers to/from loan fund,
   net                                     (73,886)      (60,238)     (20,002)     (43,008)     (54,128)      (96,059)     (42,365)
------------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                  2,713,084       809,418      272,588      650,130      534,082      (248,397)     441,742

Assets available for benefits:
   Beginning of year                     8,557,286     6,700,328    2,145,141    4,342,833    4,616,428     4,961,624    2,609,908
------------------------------------------------------------------------------------------------------------------------------------

   End of year                       $  11,270,370     7,509,746    2,417,729    4,992,963    5,150,510     4,713,227    3,051,650
------------------------------------------------------------------------------------------------------------------------------------








----------------------------------------------------------------------------------------



                                                     Fidelity
                                          Fidelity   Overseas       Loan
                                        Contrafund       Fund       Fund         Total
----------------------------------------------------------------------------------------
Additions to assets attributed to:
   Investment income:
   Net appreciation (depreciation)
      in fair value of investments
      (note 3)                            28,787      (2,665)            -     2,220,930
   Interest on loans receivable                -           -        81,699        81,699
   Interest and dividend income           46,018       8,987             -     2,743,057
----------------------------------------------------------------------------------------

                                          74,805       6,322        81,699     5,045,686
----------------------------------------------------------------------------------------
   Contributions (note 2):
      Employee (cash)                     28,984      16,320             -     2,239,060
      Employer (cash)                     19,262       8,055             -     2,300,005
----------------------------------------------------------------------------------------

                                          48,246      24,375             -     4,539,065
----------------------------------------------------------------------------------------

Total additions                          123,051      30,697        81,699     9,584,751
----------------------------------------------------------------------------------------

Deductions from assets
    attributed to participant distri-
    butions and withdrawals                6,676           -        62,332     2,737,441
----------------------------------------------------------------------------------------

Transfers between funds                  998,207     120,331             -             -
Transfers to/from loan fund,
   net                                       128         519       389,039             -
----------------------------------------------------------------------------------------

Net increase (decrease)                1,114,710     151,547       408,406     6,847,310

Assets available for benefits:
   Beginning of year                           -           -       957,619    34,891,167
-----------------------------------------------------------------------------------------

   End of year                         1,114,710     151,547     1,366,025    41,738,477
-----------------------------------------------------------------------------------------



See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 1997 and 1996

--------------------------------------------------------------------------------

   (1)   Summary of Significant Accounting Policies

         The  following  are  the   significant   accounting   policies
         followed by the Markel  Corporation  Retirement  Savings  Plan
         (the Plan).

         Basis of Presentation

         The accompanying financial statements, which present the assets of the Plan and changes in those assets, have been prepared on the accrual basis of accounting. Accordingly, contributions to the Plan and investment income are recognized as earned; plan benefits and withdrawals are recorded when paid and net appreciation and depreciation of investments are recognized as they occur. Loans receivable represent loans to participants made against their vested balances as permitted by the Plan.

         Use of Estimates

         Generally accepted accounting principles require the Administrative Committee of the Plan to make estimates and assumptions when preparing financial statements. Actual results could differ from those estimates.

         Investments

         Investments are stated at fair value as determined by the Plan's trustee (generally based upon quoted market prices).

         The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the statements of changes in assets available for benefits as appreciation or depreciation in the fair value of investments.

         The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a settlement date basis. The recording of these transactions on a trade date basis would not have had a material impact on the accompanying financial statements.

         Income Taxes

         The Plan is in receipt of a favorable determination letter dated February 18, 1997, and issued pursuant to Revenue Procedure 93-39, under Section 401(a) of the Internal Revenue Code, and the related trust is considered exempt from taxation under the provisions of
         Section 501(a). Accordingly, participants have not been taxed on their salary reduction contributions or investment earnings related to these contributions when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions from the Plan.

                                                                     (Continued)

   (1)   Continued

         Under normal circumstances, the Plan will not be taxed on its dividend and interest income or any capital gains realized by it or any unrealized appreciation on investments.

   (2)   Summary of Significant Provisions of the Plan

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan covering all employees of Markel Corporation and its wholly-owned subsidiaries (the Company). Employees, age eighteen or older, are eligible for the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee appointed by the Chief Executive Officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company, with administrative services provided by Fidelity Institutional Retirement Services Company, a division of Fidelity Investment Institutional Services Company, Inc. (Fidelity Investments or the Trustee).

         Contributions

         Each year, the Company is obligated to contribute to the Plan, subject to certain limitations, an amount equal to 6% of each participant's compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of each participant's contribution, not to exceed 3% of the participant's compensation for any such year. Participants may contribute, in whole percentage increments, up to 15% of their annual compensation, excluding bonuses, on a pre-tax basis. The allocation of both employer and employee contributions to the various funds is based upon the individual employee's election. However, one-third of the employer's contribution representing up to 3% of an employee's annual compensation, will be allocated to a restricted Company Stock Fund.

         Employee contributions, as shown in the accompanying statements of changes in assets available for benefits, include amounts rolled over into the Plan from other qualified plans totaling $617,211 and $258,196 for the years ended December 31, 1997 and 1996, respectively.

                                                                     (Continued)

   (2)   Continued

         Participant Accounts

         Each participant's account is credited with the participant's and Company's contributions and earnings thereon. The posting of earnings is made on a quarterly or more frequent basis.

         Vesting and Plan Termination

         Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions is based on years of service as follows:

         Years of Vesting Service                  Vested Percentage
         ----------------------------------------------------------------------
         Less than two years of service                    0%
         Two years of service                             20%
         Three years of service                           50%
         Four or more years of service                   100%
         ----------------------------------------------------------------------

         In accordance with the provisions of the Plan, any portion of the Company's contributions that has not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

         Payment of Benefits

         Upon termination of service, participants may receive either a lump sum amount equal to the value of their vested account within 45 days of the quarter end in which termination occurred or their account will continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

         Participant Loans

         The Plan contains a provision for loans to participants with the Plan administrator's consent. Under the terms of the Plan, participants may borrow from their accounts a minimum of $1,000 up to the lesser of $30,000 or 30% of the vested value of the participant's account or under certain conditions up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest and are repayable in accordance with terms established by the Plan.

                                                                     (Continued)

   (2)   Continued

         Investment Options

         The Plan offers nine investment fund options - the Company Stock Fund, the Fidelity Magellan Fund, the Fidelity Intermediate Bond Fund, the Fidelity Equity Income Fund, the Fidelity Puritan Fund, the Fidelity Retirement Money Market Fund, the Fidelity Stock Selector Fund, the Fidelity Contrafund and the Fidelity Overseas Fund. Participants in the Plan are able to direct into which Fund contributions are invested as discussed in note 2. Participants are allowed to change investment options daily and, accordingly, investment option changes have been recorded through interfund transfers in the accompanying statements of assets available for plan benefits and statements of changes in assets available for plan benefits.


   (3)   Investments

         The Plan's investments are held by a trustee-administered trust fund. The following tables present the fair values of investments at December 31, 1997 and 1996 representing five percent or more of the Plan's assets at the end of the respective years.

                                                           December 31, 1997
                                                      -------------------------
                                                      Number of
                                                      shares or        Fair
                                                         units         value
         ----------------------------------------------------------------------
         Markel Corporation common stock                127,772     $19,948,333

         Mutual funds:
            Fidelity Magellan Fund                       97,963       9,332,899
            Fidelity Intermediate Bond Fund             246,697       2,508,910
            Fidelity Equity Income Fund                 132,044       6,920,401
            Fidelity Puritan Fund                       333,049       6,454,488
            Fidelity Retirement Money Market Fund     4,849,491       4,849,491
            Fidelity Stock Selector Fund                169,256       4,591,926
         ----------------------------------------------------------------------

                                                                     (Continued)

   (3)   Continued

                                                           December 31, 1996
                                                      -------------------------
                                                      Number of
                                                      shares or        Fair
                                                         units         value
         ----------------------------------------------------------------------
         Markel Corporation common stock                125,226     $11,270,370

         Mutual funds:
            Fidelity Magellan Fund                       93,115       7,509,746
            Fidelity Intermediate Bond Fund             239,854       2,417,729
            Fidelity Equity Income Fund                 116,576       4,992,963
            Fidelity Puritan Fund                       298,754       5,150,510
            Fidelity Retirement Money Market Fund     4,713,227       4,713,227
            Fidelity Stock Selector Fund                127,952       3,051,650
         ----------------------------------------------------------------------

         During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value by $12,271,265 and $2,220,930, respectively, as follows:

                                                              Year ended
                                                           December 31, 1997
         ----------------------------------------------------------------------
         Markel Corporation common stock                       $ 8,466,750

         Mutual funds:
            Fidelity Magellan Fund                               1,393,982
            Fidelity Intermediate Bond Fund                         23,598
            Fidelity Equity Income Fund                          1,184,314
            Fidelity Puritan Fund                                  661,272
            Fidelity Stock Selector Fund                           437,832
            Fidelity Contrafund                                     99,530
            Fidelity Overseas Fund                                   3,987
         ----------------------------------------------------------------------
         Net change in fair value                              $12,271,265
         ======================================================================

                                                                     (Continued)

   (3)   Continued

                                                               Year ended
                                                            December 31, 1996
         ----------------------------------------------------------------------
         Markel Corporation common stock                        $1,679,864

         Mutual funds:
            Fidelity Magellan Fund                                (321,105)
            Fidelity Intermediate Bond Fund                        (67,923)
            Fidelity Equity Income Fund                            584,916
            Fidelity Puritan Fund                                   99,441
            Fidelity Stock Selector Fund                           219,615
            Fidelity Contrafund                                     28,787
            Fidelity Overseas Fund                                  (2,665)
         ----------------------------------------------------------------------
         Net change in fair value                               $2,220,930
         ======================================================================


   (4)   Administrative Expenses

         The administrative expenses of the Plan have been paid by the Company. Expenses paid by the Company totaled approximately $18,296 and $31,884 for the years ended December 31, 1997 and 1996, respectively.


   (5) Reconciliation of Financial Statements to Form 5500

         The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

                                                                                December 31,
                                                                        ---------------------------
                                                                            1997           1996
         ------------------------------------------------------------------------------------------
         Assets available for benefits per the financial statements     $58,513,897     41,738,477
         Amounts allocated to withdrawing participants                   (1,138,032)      (595,321)
         ------------------------------------------------------------------------------------------
         Assets available for benefits per the Form 5500                $57,375,865     41,143,156
         ==========================================================================================

                                                                     (Continued)

   (5)   Continued

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                      Year ended
                                                                                   December 31, 1997
         -------------------------------------------------------------------------------------------
         Benefits paid to participants per the financial statements                   $3,826,922
         Add: amounts allocated to withdrawing participants at December 31, 1997       1,138,032
         Less: amounts allocated to withdrawing participants at December 31, 1996        595,321
         -------------------------------------------------------------------------------------------
         Benefits paid to participants per the Form 5500                              $4,369,633
         ===========================================================================================
                                                                                      Year ended
                                                                                   December 31, 1996
         -------------------------------------------------------------------------------------------
         Benefits paid to participants per the financial statements                   $2,737,441
         Add: amounts allocated to withdrawing participants at December 31, 1996         595,321
         Less: amounts allocated to withdrawing participants at December 31, 1995        171,767
         -------------------------------------------------------------------------------------------
         Benefits paid to participants per the Form 5500                              $3,160,995
         ===========================================================================================

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


--------------------------------------------------------------------------------
                                                                     (Continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN                       Schedule 1

Item 27(a) - Schedule of Assets Held for Investment Purposes

December 31, 1997

------------------------------------------------------------------------------------------

                                                 Number                           Current
                                                of units           Cost            value
------------------------------------------------------------------------------------------
Markel Corporation common stock*                127,772        $ 5,707,575      19,948,333
------------------------------------------------------------------------------------------

Mutual Funds:
   Fidelity Magellan Fund*                       97,963          6,276,722       9,332,899
   Fidelity Intermediate Bond Fund*             246,697          2,176,198       2,508,910
   Fidelity Equity Income Fund*                 132,044          4,422,508       6,920,401
   Fidelity Puritan Fund*                       333,049          4,991,853       6,454,488
   Fidelity Retirement Money Market Fund*     4,849,491          4,849,491       4,849,491
   Fidelity Stock Selector Fund*                169,256          3,506,851       4,591,926
   Fidelity Contrafund*                          40,351            673,153       1,881,550
   Fidelity Overseas Fund*                        8,782            131,578         285,777
------------------------------------------------------------------------------------------
Total mutual funds                                              27,028,354      36,825,442
------------------------------------------------------------------------------------------
Loans receivable                                                 1,380,580       1,380,580
------------------------------------------------------------------------------------------
Total investments                                              $34,116,509      58,154,355
==========================================================================================

*Party-in-interest

See accompanying independent auditors' report.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN                         Schedule 2

Item 27(d) - Schedule of Reportable Transactions

Year ended December 31, 1997

===============================================================================
Assets Acquired
-------------------------------------------------------------------------------
                                                                     Cost
Transactions                     Description                   (notes 1 and 3)
-------------------------------------------------------------------------------
                        Regulation 2520.103-6(c)(1)(i)
                        ------------------------------

                        N/A

                        Regulation 2520.103-6(c)(1)(ii)
                        -------------------------------

                        N/A

                        Regulation 2520.103-6(c)(1)(iii)
                        --------------------------------

   123                  Fidelity Magellan Fund*                    1,683,786
   111                  Fidelity Equity Income Fund*               1,516,507
    89                  Fidelity Retirement Money Market Fund*     1,480,244
    91                  Markel Corporation common stock*           2,162,202

                        Regulation 2520.103-6(c)(1)(iv)
                        -------------------------------

                        N/A
                                                                   (continued)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN                   Schedule 2, Cont.

Item 27(d) - Schedule of Reportable Transactions, Cont.

===============================================================================================
Assets Disposed
-----------------------------------------------------------------------------------------------
                                                           Cost           Proceeds     Realized
Transactions            Description                  (notes 1 and 3)   (notes 2 and 3)   gain
-----------------------------------------------------------------------------------------------
                Regulation 2520.103-6(c)(1)(i)
                ------------------------------

                N/A

                Regulation 2520.103-6(c)(1)(ii)
                -------------------------------

                N/A

                Regulation 2520.103-6(c)(1)(iii)
                --------------------------------

 80             Fidelity Magellan Fund*                 1,034,742        1,254,615      219,873
 59             Fidelity Equity Income Fund*              561,423          773,383      211,960
 81             Fidelity Retirement Money Market Fund*  1,343,979        1,343,979            -
 55             Markel Corporation common stock*          759,193        1,950,989    1,191,796

                Regulation 2520.103-6(c)(1)(iv)
                -------------------------------

                N/A


(1) Cost equaled fair value at the dates the assets were acquired.
(2) Proceeds equaled fair value at the dates the assets were disposed of.
(3) No specific expenses were incurred by the Plan in acquiring or disposing of assets.

*Party-in-interest transactions

See accompanying independent auditors' report.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on behalf by the undersigned hereunto duly authorized.


                                    MARKEL CORPORATION RETIREMENT SAVINGS PLAN

                           /s/ Pamela J. Perrott
                  By:      _____________________________________
                           Administrative Committee Member


Date:    June 26, 1998